

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2021

Assaf Ran
Chief Executive Officer
Manhattan Bridge Capital, Inc.
60 Cutter Mill Road, Suite 205
Great Neck, New York 11201

   Re: Manhattan Bridge Capital, Inc.
    Registration Statement on Form S-3
    Filed May 21, 2021
    File No. 333-256396

Dear Mr. Ran:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: Ron Ben-Bassat